Filed by Brenton Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Brenton Banks, Inc.
Commission File No. 000-06216

        On October 18, 2000, Brenton Banks Inc., an Iowa Corporation ("Brenton"), released the following press release:

Brenton Banks, Inc.
400 Locust, Capital Square, Suite 200
P.O. Box 961
Des Moines, IA 50304-0961
(515) 237-5100  Fax: (515) 237-5221

[BRENTON BANK LOGO]

NEWS RELEASE

For Release:	October 18, 2000

Contact:	Steven T. Schuler Chief Financial Officer/Treasurer/Secretary (515) 237-5237

BRENTON REPORTS EARNINGS GROWTH
FOR THIRD QUARTER 2000

        DES MOINES, IOWA -- Brenton Banks, Inc. achieved significant earnings growth in the third quarter of 2000, with net income rising 43.9 percent to $5.0 million, compared to $3.5 million for the same period a year ago. For the first nine months of 2000, net income was $14.3 million, compared to $12.3 million for the first nine months of 1999, an increase of 16.3 percent. Improvements were attained in net interest income and traditional fee income. Also contributing to the improved earnings was a 3.4 percent reduction in total operating expenses, which declined despite costs of $0.6 million related to the pending merger with Wells Fargo & Company. Offsetting these improvements was a decline in mortgage banking revenues.

        The Company’s annualized return on average equity was 14.14 percent. Annualized return on average assets improved to 1.02 percent from .89 percent for all of 1999. Year-to-date diluted earnings per common share were $.70, compared to $.59 for the prior year.

        On July 7, 2000, Brenton Banks, Inc. and Wells Fargo & Company announced the signing of a definitive agreement for the acquisition of Brenton Banks, Inc. by Wells Fargo & Company, subject to regulatory and Brenton shareholder approval. A special meeting of shareholders has been scheduled for November 30, 2000, and the merger is expected to close in December 2000.

        “I am very pleased with the earnings performance thus far in 2000,” said Brenton Banks, Inc. President and CEO Robert L. DeMeulenaere. “It has been our goal to stay focused on meeting client needs as we work towards finalizing our merger with Wells Fargo later this year. I believe the complementary cultures of Brenton and Wells Fargo will assure a successful integration of the two organizations.”

        During the first nine months of 2000, net interest income rose to $48.1 million, compared to $46.2 million for the first nine months of 1999, primarily due to favorable rate variances. The yield on earning assets rose 51 basis points, while the rate paid on interest-bearing liabilities increased 43 basis points. Net interest margin improved 12 basis points compared to the first three quarters of 1999 to 3.81 percent.

        Total loans grew to $1.2 billion, up 5.0 percent from one year ago. The growth was led by a $45.2 million (10 percent) increase in average commercial/business/agricultural loans, a $40.6 million (16 percent) increase in average direct consumer loans and a $33.3 million (16 percent) increase in average indirect consumer loans. Nonperforming loans declined to $7.7 million from $9.5 million at December 31, 1999, and $11.7 million at September 30, 1999. As a percent of total loans, nonperforming loans improved to .64 percent from 1.01 percent at September 30, 1999. Asset quality remains strong with reserves standing at 200.64 percent of nonperforming loans and 1.27 percent of total loans. Annualized year-to-date net charge-offs were .23 percent of total loans, down from .34 percent for the same period of 1999.

        Noninterest income (excluding securities gains) declined 2.9 percent to $21.9 million, compared to $22.6 million for the same period a year ago. Reductions in mortgage banking revenues and insurance commissions and fees exceeded growth in service charges on deposit accounts and fiduciary income. Investment brokerage commissions held steady at $3.2 million in both years. Rising mortgage interest rates led to a 38 percent decline in mortgage loan origination volume, causing mortgage banking revenue to decline to $2.5 million for the first nine months of 2000, compared with $3.5 million for the first nine months of 1999.

        Expense management continues to be an area of focus in 2000. Total noninterest expenses declined 3.4 percent compared to the first nine months of 1999 and totaled $47.3 million. Compensation expense declined 9.2 percent due to a lower number of employees and lower variable compensation costs related to decreased mortgage loan origination volume. Employee benefits declined $0.4 million, or 8.4 percent, as a result of reduced compensation expense. Occupancy expense increased $0.4 million, primarily due to the accelerated expensing of certain leasehold improvements, the opening of the Coralville office in the fourth quarter of 1999 and the acquisition of the office in Pella in September of last year. Furniture and equipment expense increased $0.6 million, or 16.3 percent, due to higher depreciation on technology upgrades and increased costs for software maintenance agreements. Marketing and supplies expenses declined 42.4 percent and 19.4 percent, respectively. All other operating expenses for the first half of 2000 increased 5.5 percent due in part to merger-related expenses and higher intangible amortization due to the 1999 acquisition of banking offices in Pella and Knoxville.

        The Board of Directors declared a quarterly cash dividend of $.116 per share, which will be paid on October 27, 2000, to shareholders of record as of October 19, 2000. The cash dividend is $.029 higher than the prior quarter dividend and is being paid to recognize the difference in dividend payment dates between Brenton and Wells Fargo. Wells Fargo usually pays their quarterly dividend about one month later than Brenton.

        Brenton Banks, Inc. has 42 locations in metropolitan markets and regional economic centers across the state. The Company offers a complete range of financial products and services -- including personal, commercial, small business and agricultural banking; trust and investment management services; investment, and insurance brokerage; mortgage banking; cash management and international banking services; as well as proprietary mutual funds.

        To help make banking more convenient for our clients, we deliver banking, mortgage, insurance and investment products and services over the telephone through Brenton Direct. Clients can review their bank and investment accounts and perform transactions via our Anytime banking and Brenton Investment Direct Internet systems. Clients also enjoy the convenient advantages of our Brenton Photo SmartCheck debit cards, ATMs, direct deposit and automatic payment programs.

        For more information about Brenton Bank's products and services, visit our Internet web sites at www.brentonbank.com and www.brentoninvestments.com.

        The Company's stock, which trades on the NASDAQ stock market under the symbol BRBK, closed at $12.25 on October 17, 2000. The number of Brenton Banks, Inc. common shares outstanding at September 30, 2000 and October 17, 2000 totaled 20,372,833.

###

Brenton Banks, Inc. and Wells Fargo & Company have filed a definitive preliminary proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Brenton will be available free of charge from the Secretary of Brenton at Suite 200, Capital Square, 400 Locust Street, Des Moines, Iowa 50309, Telephone (515) 237-5100.

READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Brenton and its board of directors will be soliciting proxies from Brenton stockholders in favor of the merger. Brenton's board of directors is comprised of C. Robert Brenton, William H. Brenton, Junius C. Brenton, Robert L. DeMeulenaere, Robert C. Carr, Gary M. Christensen and Robert J. Currey. Other participants in the solicitation may include the executive officers of Brenton. For information about these directors and executive officers, shareholders are urged to refer to the most recent proxy statement issued by Brenton, which is available free of charge at the SEC's website, www.sec.gov.

[BRENTON BANK LOGO]
                                                                               September 30,    December 31,  September 30,
CONSOLIDATED STATEMENTS OF CONDITION                                                   2000*            1999          1999*
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks . . . . . . . . . . . . . . . . . . . . . . . . . . $     87,148,044      85,064,053     76,335,562
Short-term investments . . . . . . . . . . . . . . . . . . . . . . . . . . .      19,381,681       2,361,784      2,228,224
Investment securities .  . . . . . . . . . . . . . . . . . . . . . . . . . .     529,221,576     581,393,231    594,383,091
Loans held for sale . . . . . . . . . . . . . . . . . . . . . . . . . . . .       21,920,570      26,201,221     43,782,940
Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,218,510,634   1,195,986,791  1,160,907,136
  Allowance for loan losses . . . . . . . . . . . . . . . . . . . . . . . .      (15,533,180)    (14,413,104)   (14,603,263)
                                                                              ----------------------------------------------
Loans, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1,202,977,454   1,181,573,687  1,146,303,873
Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     112,873,065     108,860,725    109,122,211
                                                                              ----------------------------------------------
  Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$  1,973,522,390   1,985,454,701  1,972,155,901
                                                                              ----------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
  Noninterest-bearing . . . . . . . . . . . . . . . . . . . . . . . . . . . $    215,521,953     189,333,019    204,749,659
  Interest-bearing:
    Demand . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      96,948,162     145,131,184    101,852,650
    Savings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..     654,477,094     640,963,380    653,329,991
    Time . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     584,756,098     554,655,720    542,413,039
                                                                              ----------------------------------------------
Total deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1,551,703,307   1,530,083,303  1,502,345,339
Federal funds purchased and securities sold under agreements to repurchase .     166,603,641     166,806,442    164,396,744
Short-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . .       55,640,000     110,423,584    127,973,584
Long-term borrowings . . . . . . . . . . . . . . . . . . . . . . . . . . . .      33,381,000      27,704,000     23,783,000
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       18,124,886      13,896,056     17,142,873
Minority interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        4,977,737       4,607,865      4,633,384
Realized stockholders' equity . . . . . . . . . . . . . . . . . . . . . . .      146,655,005     137,568,254    135,964,076
Unrealized losses on investment securities . . . . . . . . . . . . . . . . .      (3,563,186)     (5,634,803)    (4,083,099)
                                                                              ----------------------------------------------
    Total liabilities and stockholders' equity . . . . . . . . . . . . . . .$  1,973,522,390   1,985,454,701  1,972,155,901
                                                                              ----------------------------------------------

NONPERFORMING ASSETS
----------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$      5,851,000       7,259,000      9,420,000
Restructured loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --         399,000        410,000
Past due 90 days or more and still accruing . . . . . . . . . . . . . . . .        1,891,000       1,794,000      1,864,000
                                                                              ----------------------------------------------
  Total nonperforming loans . . . . . . . . . . . . . . . . . . . . . . . .        7,742,000       9,452,000     11,694,000
Other real estate . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          662,000       1,186,000        555,000
                                                                              ----------------------------------------------
  Total nonperforming assets . . . . . . . . . . . . . . . . . . . . . . . .$      8,404,000      10,638,000     12,249,000
                                                                              ----------------------------------------------

ALLOWANCE FOR LOAN LOSSES
----------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period . . . . . . . . . . . . . . . . . . . . . . .$     14,413,104      14,172,264     14,172,264
Provision for loan losses . . . . . . . . . . . . . . . . . . . . . . . . .        3,150,000       4,250,000      3,150,000
Charge-offs . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (3,877,255)     (6,404,068)    (4,380,804)
Recoveries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,847,331       2,394,908      1,661,803
                                                                              ----------------------------------------------
Balance at end of period . . . . . . . . . . . . . . . . . . . . . . . . . .$     15,533,180      14,413,104     14,603,263
                                                                              ----------------------------------------------

MARKET AND DIVIDEND INFORMATION                                                         High             Low      Dividends
----------------------------------------------------------------------------------------------------------------------------
2000
1st quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $12.00            8.19           .087
2nd quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            14.63            7.44           .087
3rd quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            14.50           12.00           .087
1999
1st quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            15.91           11.82           .086
2nd quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            17.25           12.55           .086
3rd quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            17.00           11.63           .087
4th quarter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            15.00            9.00           .087

The above table sets forth the high and low sale prices and dividends for the Company's common stock, which is traded on the NASDAQ Stock Market under the symbol BRBK. The market quotations, reported by NASDAQ, do not include retail markup, markdown or commissions.

MARKET MAKERS                             NASDAQ SYMBOL:  BRBK           FORM 10-Q
ABN AMRO Incorporated                                                    Copies of Brenton Banks, Inc. Quarterly Report to the
Herzog, Heine, Geduld, Inc.               WALL STREET JOURNAL            Securities and Exchange Commission Form 10-Q will be
Howe, Barnes Investments, Inc.            AND OTHER NEWSPAPERS:  BrentB  mailed when available without charge to shareholders
Keefe, Bruyette & Woods, Inc.                                            upon written request to Steven T. Schuler, Chief Financial
Sandler O'Neill & Partners, L.P.                                         Officer/Treasurer/Secretary, at the corporate headquarters,
Stifel, Nicolaus & Company, Incorporated                                 Suite 200, Capital Square, 400 Locust Street, Des Moines,
                                                                         Iowa  50309.  It is also available on the Securities and
Visit our website at www.brentonbank.Com                                 Exchange Commission's Internet web site at http://www.
                                                                         sec.gov/cgi-bin/srch-edgar.

[BRENTON BANK LOGO]                                                Nine Months Ended September 30*  Three Months Ended September 30*
PERFORMANCE HIGHLIGHTS                                                       2000             1999            2000            1999
------------------------------------------------------------------------------------------------------------------------------------
Return on average common stockholders' equity ....................          14.14%           12.21           14.51           10.48
Return on average common stockholders' equity ** .................          13.50            12.29           13.86           10.28
Return on average assets, including minority interest ............           1.02              .89            1.06             .74
Net interest margin ..............................................           3.81             3.69            3.80            3.68
Net noninterest margin ...........................................          (1.73)           (1.83)          (1.67)          (2.00)
Efficiency ratio .................................................          64.91            68.32           63.27           70.86
Nonperforming loans as a percent of loans ........................            .64             1.01            --              --
Net charge-offs as a percent of average loans ....................            .23              .34            --              --
Allowance for loan losses as a percent of loans ..................           1.27             1.26            --              --
Allowance for loan losses as a percent of nonperforming loans ....         200.64           124.88            --              --
Equity to assets** ...............................................           7.42             6.88            --              --
Risk-based capital ratio .........................................          10.94            10.14            --              --
Tier 1 leverage capital ratio** ..................................           7.38             6.82            --              --

CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
Interest Income
Loans ............................................................   $ 78,164,932       69,190,499      27,371,001      24,071,189
Investment securities ............................................     24,444,111       25,818,072       8,003,245       8,377,752
Other ............................................................        366,199          198,987         106,372          61,799
                                                                     ---------------------------------------------------------------
Total interest income ............................................    102,975,242       95,207,558      35,480,618      32,510,740
                                                                     ---------------------------------------------------------------
Interest Expense
Deposits .........................................................     44,072,292       37,700,119      15,389,798      12,327,601
Borrowed funds ...................................................     10,765,741       11,326,133       3,941,354       4,584,204
                                                                     ---------------------------------------------------------------
Total interest expense ...........................................     54,838,033       49,026,252      19,331,152      16,911,805
                                                                     ---------------------------------------------------------------

Net interest income ..............................................     48,137,209       46,181,306      16,149,466      15,598,935
Provision for loan losses ........................................      3,150,000        3,150,000       1,050,000       1,050,000
                                                                     ---------------------------------------------------------------
Net interest income after provision for loan losses ..............     44,987,209       43,031,306      15,099,466      14,548,935
                                                                     ---------------------------------------------------------------

Noninterest Income
Service charges on deposit accounts ..............................      7,391,684        6,884,262       2,452,704       2,429,966
Investment brokerage commissions .................................      3,239,494        3,233,899         802,030       1,025,740
Fiduciary income .................................................      2,988,447        2,784,211         966,880         845,827
Mortgage banking income ..........................................      2,465,004        3,547,758         891,948         558,353
Insurance commissions and fees ...................................        803,820        1,108,276         245,651         387,542
Other service charges, collection and exchange charges,
  commissions and fees ...........................................      3,736,266        3,644,329       1,238,512       1,182,941
Net realized gains from securities available for sale ............        126,654          220,356          98,450          13,437
Other operating income ...........................................      1,281,215        1,363,148         391,878         300,857
                                                                     ---------------------------------------------------------------
Total noninterest income .........................................     22,032,584       22,786,239       7,088,053       6,744,663
                                                                     ---------------------------------------------------------------

Noninterest Expense
Compensation .....................................................     20,965,778       23,097,142       6,661,505       7,966,710
Employee benefits ................................................      3,978,953        4,341,695       1,204,414       1,265,519
Occupancy expense of premises, net ...............................      4,902,663        4,495,346       1,569,102       1,552,958
Furniture and equipment expense ..................................      4,304,615        3,700,443       1,439,085       1,433,312
Data processing expense ..........................................      2,223,163        2,109,148         712,156         725,855
Marketing ........................................................        756,615        1,314,190         192,744         378,401
Supplies .........................................................        870,519        1,080,164         249,650         333,135
Other operating expense ..........................................      9,296,548        8,812,367       3,205,472       2,921,721
                                                                     ---------------------------------------------------------------
Total noninterest expense ........................................     47,298,854       48,950,495      15,234,128      16,577,611
                                                                     ---------------------------------------------------------------

Income before income taxes and minority interest .................     19,720,939       16,867,050       6,953,391       4,715,987
Income taxes .....................................................      4,830,298        4,081,089       1,705,613       1,061,835
                                                                     ---------------------------------------------------------------
Income before minority interest ..................................     14,890,641       12,785,961       5,247,778       3,654,152
Minority interest ................................................        578,304          476,699         208,691         152,358
                                                                     ---------------------------------------------------------------
Net income .......................................................   $ 14,312,337       12,309,262       5,039,087       3,501,794
                                                                     ---------------------------------------------------------------

Per common share:
  Net income-basic ...............................................   $        .71              .60             .25             .17
  Net income-diluted .............................................            .70              .59             .25             .17
  Cash dividends .................................................            261             .259            .087            .087
  Book value, including unrealized gains (losses) ................           7.02             6.45              --              --
  Book value, excluding unrealized gains (losses) ................           7.20             6.65              --              --
  Closing price ..................................................          12.06            13.91              --              --
------------------------------------------------------------------------------------------------------------------------------------
   * The financial information for the interim periods is unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations have been included. These adjustments were of a normal recurring nature.
  ** Excludes unrealized gains (losses) on securities available for sale.